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SECURI[illegible] 04016659 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 50798

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 01 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Nickel (314) 729-2237
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *If individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2006
NOTARY SEAL
St. Louis County
NOTARY PUBLIC, STATE OF MISSOURI

Signature

President and Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFP Securities, LLC
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
BFP Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BFP Securities, LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financia l statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2004

BFP Securities, LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 2,194,762
Wholesaler compensation receivable	276,974
Prepaid commissions	14,075,815
Other assets	3,300
Total assets	$ 16,550,851
Liabilities and Member's Equity	
Commissions payable	$ 105,863
Accounts payable and other liabilities	25,000
Total liabilities	130,863
Member's equity	16,419,988
Total liabilities and member's equity	$ 16,550,851

The accompanying notes are an integral part of this financial statement.

1. Organization

BFP Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC ("Benefit Finance Partners"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer distributing public and private variable insurance contracts and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates under the exemptive provisions of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all highly liquid money market funds to be cash equivalents.

Sale of Distributor Compensation
In 2003, the Company entered agreements under which it assigned a specified portion of certain asset based flows (the "flows") under two Assignment of Distributor's Compensation and Consent Agreements. Under the Assignment agreements, the insurance carriers agreed to pay directly to the purchaser, a NASD registered broker-dealer, the flows that become due and otherwise payable to the Company during the term of the Assignments (40 years) and have relieved the Company from any future payment obligations to the purchaser related to the Assignments.

Revenue Recognition
Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer. These revenues are recognized on the accrual method of accounting. Certain of the wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such item is recorded as placement costs (see below).

Distribution fee revenue is earned by the Company based on the variable insurance contract premiums paid by certain policy holders. It is recognized at the time the insurance company issuing the variable insurance contract receives the premium.

Commission Expense
Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most of commissions incurred on a straight-line basis over a seven-year period commencing twelve months subsequent to the date of premium receipt rather than fully expensing the commissions as paid to retail broker-dealers. The period of time chosen is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers.

In the case of commissions which are not capitalized, these are expensed as incurred. Such commissions relate to distribution fee revenue earned by the Company.

Placement Costs
The Company incurs placement costs pursuant to agreements with an affiliate. The Company records such costs as incurred.

Use of Estimates and Indemnification
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be filed against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Long Lived Assets
The Company reviews the carrying value of its long lived assets and assesses whether any impairment would be required to reduce such assets to net realizable value. The Company's only long lived asset are prepaid commissions. The Company has evaluated the recoverability of the prepaid commissions and believes that all such amounts can be realized without any value impairment.

Income Taxes
The Company is treated as a pass-through entity under the Internal Revenue Code. Additionally, Benefit Finance Partners is treated as a pass-through entity under the Internal Revenue Code. Benefit Finance Partners is a multiple member limited liability company. Accordingly, earnings of the Company are taxed at the Benefit Finance Partners Members' level. Therefore, no provision for income taxes has been recorded by the Company.

3. Related Party Transactions

For the year ended December 31, 2003, the Company incurred commission costs, net of commission chargebacks, with Benefit Finance Securities, LLC, an affiliate of Bancorp Services, LLC, a 50% member of Benefit Finance Partners.

Administrative Expenses

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company, and charges the Company an appropriate allocation of these costs. Beginning in December 2003, Benefit Finance Partners allocated a monthly charge of a fixed amount to the Company for these expenses. In connection therewith, $10,000 was due to Benefit Finance Partners at December 31, 2003.

4. Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the Ratio of Aggregate Indebtedness to Net Regulatory Capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had regulatory net capital of $2,015,004 and minimum net capital requirements of $8,724. The Company's aggregate indebtedness to net capital ratio at December 31, 2003 was .04 to 1.

The Company operates pursuant to SEC Rule 15c3-3(k)(1). Accordingly, the Company does not hold customer funds or securities, nor does it carry any customer accounts.

5. Commitments and Contingencies

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. At present, it is not possible to determine the probability or extent of any such changes.

END